UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Konami Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

KONAMI CORPORATION

(Translation of Registrant’s Name into English)

Japan	1-31452	98-0110059
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan

(Address of principal executive offices)

Junichi Motobayashi, +81-3-5770-0573, +81-3-5412-3300

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

KONAMI CORPORATION is engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” KONAMI CORPORATION classifies its businesses into four segments: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines, each of which is operated on a separate basis. As of December 31, 2013, KONAMI CORPORATION has 24 consolidated subsidiaries and one equity-method affiliate.

KONAMI CORPORATION’s products include digital contents related products, health and fitness related goods, gaming machines and pachinko machines and pachinko slot machines capable of meeting the requirements of the industry related to Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines and other customers KONAMI CORPORATION serves. The performance requirements of these products often require the use of materials such as tin, tungsten, tantalum and gold (“3TG”, or “conflict minerals”).

As an issuer with conflict minerals necessary in its manufactured products, KONAMI CORPORATION is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). (17 CFR Parts 240 and 249b).

KONAMI CORPORATION’s policy with respect to the sourcing of conflict minerals can be found here: http://www.konami.co.jp/en/socialsupport/fair/conflict_minerals.html.

Section 1- Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

a.	KONAMI CORPORATION has concluded that during the 2013 calendar year:

i.	KONAMI CORPORATION has manufactured and contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

ii.	Accordingly, KONAMI CORPORATION conducted in good faith a reasonable country of origin inquiry (“RCOI”) involving those conflict minerals that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country or were from recycled or scrap sources. Based on the RCOI conducted, KONAMI CORPORATION has reason to believe that a portion of KONAMI CORPORATION’s necessary conflict minerals originated or may have originated, in the DRC or an adjoining country (collectively “Covered Countries”) and may not be from recycled or scrap sources.

b.	Description of RCOI

KONAMI CORPORATION’s RCOI consisted of surveying Tier 1 suppliers thought to represent the highest risk of supplying components that do or may contain 3TG from one or more of the Covered Countries. KONAMI CORPORATION’s direct suppliers similarly rely on information provided by their suppliers.

A risk based applicability assessment process was undertaken by KONAMI CORPORATION to identify the direct suppliers to survey that were most likely to have supplied products or components that contain conflict minerals to KONAMI CORPORATION.

i – Engagement with supply chain

As a first step to engaging with the supply chain, KONAMI CORPORATION sent a notification to relevant suppliers from May 2013 informing them about the conflict minerals rule and asking them to complete the conflict minerals survey based on the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. Suppliers were also given the opportunity to provide updated their contact information to KONAMI CORPORATION.

Since many of KONAMI CORPORATION suppliers are not subject to the SEC Final Rule or are unfamiliar with the reporting requirements, KONAMI CORPORATION also provided step-by-step instructions for responding to the Conflict Minerals Reporting Template. Additionally, KONAMI CORPORATION communicated closely with suppliers for supplier questions about the conflict minerals rule or for assistance in completing the conflict minerals reporting template.

ii – Survey Response review

KONAMI CORPORATION reviewed all responses received and identified inconsistent, incomplete, or inaccurate responses. This review was based on logical tests applied to supplier responses provided to the Conflict Minerals Reporting that KONAMI CORPORATION used to survey its direct suppliers. Responses that failed any of the review tests were identified for additional follow up.

iii – Non-Responsive suppliers

Non-responsive suppliers were reminded periodically to respond to the survey within a given time period.

c.	Results of RCOI

KONAMI CORPORATION sent the 589 suppliers and received 491 completed responses, representing an 83.4% response rate. None of the responses to date have been able to confirm the location or source of the conflict minerals that may be sourced from the DRC in the products that are sold to KONAMI CORPORATION. However, KONAMI CORPORATION’s suppliers have indicated that they are continuing their investigation. Therefore, KONAMI CORPORATION is unable to exclude the possibility that some conflict minerals in their products did, or may have, originated in the Covered Countries and are not from recycled or scrap resources.

Accordingly, KONAMI CORPORATION has exercised due diligence on the source and chain of custody of such conflict minerals and, in connection with this due diligence, KONAMI CORPORATION has prepared a Conflict Minerals Report, which is filed as Exhibit 1.02 hereto.

d. – Hyperlink to Form SD and Conflict Minerals Report

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), KONAMI CORPORATION has filed this Specialized Disclosure Report (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publically available Internet site at http://www.konami.co.jp/en/ir/ir-data/secreport.html.

Item 1.02 Exhibit

KONAMI CORPORATION is filing the Conflict Minerals Report required by Item 1.01 as exhibit 1.02 to this Form SD.

Section 2- Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KONAMI CORPORATION

By :	/S/ Takuya Kozuki	Date: June 2, 2014

Name: Takuya Kozuki Title: Representative Director, President